United States securities and exchange commission logo





                             July 21, 2021

       Yong Hu
       Chief Executive Officer
       Jianzhi Education Technology Group Co Ltd
       27/F, Tower A, Yingdu Building, Zhichun Road
       Haidian District, Beijing 100086
       People   s Republic of China

                                                        Re: Jianzhi Education
Technology Group Co Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed July 13, 2021
                                                            File No. 333-257865

       Dear Mr. Hu:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1

       Risk Factors
       Risks Related to Our Business and Industry
       We are subject to a variety of laws and other obligations regarding cybersecurity and data protection . . ., page 29

   1.                                                   We note your disclosure
about the Cyberspace Administration of China   s (CAC) public
                                                        issuance of the
Measures for Cybersecurity Censorship. In light of recent events that indicate greater
oversight by the CAC in terms of data security, particularly for companies seeking to list on a
foreign exchange, please revise your disclosure to explain how this oversight impacts your
offering and to what extent you believe that you are compliant with the regulations or
policies that have been issued by the CAC to date.
 Yong Hu
Jianzhi Education Technology Group Co Ltd
July 21, 2021
Page 2
Risks Related to Doing Business in China, page 38

2. Please add a risk factor that addresses limitations on the ability of U.S. regulators, such as the Department of Justice, the SEC, the PCAOB and other authorities, to conduct investigations and inspections within the PRC and Hong Kong, and the potential impact of
         The Holding Foreign Companies Accountable Act on your company. Refer to CF
         Disclosure Guidance: Topic No. 10.
3.       We note you disclose that one of your key strategies is to    [p]ursue
strategic acquisition
         and investment opportunities    and that you    may consider selective
investments or
         strategic acquisitions to enhance [y]our industry position and
business prospects.    Please
         provide risk factor disclosure regarding the complex procedures for acquisitions of
         Chinese companies by foreign investors mandated by the PRC   s
Regulations on Mergers
         and Acquisitions of Domestic Enterprises by Foreign Investors, and how they could make it more difficult for you to pursue growth through acquisitions in China.
General

4. We note that in the public filing of the registration statement you removed the names of three of your customers, each of whom are specifically named in the draft registration statements you filed publicly. We also note that you redact these three counterparties in the form contracts you filed as exhibits. The redaction of information you have already made public is not appropriate. Please refile the exhibits with the names of the three counterparties unredacted.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Ta Tanisha Meadows at 202-551-3322 or Doug Jones at 202-551-3309
if you have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry at 202-551-3621 or Jacqueline Kaufman at 202-551-
3797 with any other questions.



FirstName LastNameYong Hu                           Sincerely,
Comapany NameJianzhi Education Technology Group Co Ltd
                                                    Division of Corporation
Finance
July 21, 2021 Page 2                                Office of Trade & Services
FirstName LastName